UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

1.              DATE, TIME, AND PLACE. Held on November 7, 2022, at 1p.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Company"), at Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP.

2.              NOTICE AND ATTENDANCE. Call notice was made in the terms set forth in the Article 18, §1 of the Company’s bylaws, and it was verified the attendance of the following Board members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto and Cassio Schmitt.

3.              MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4.             AGENDA. Deliberating on (i) the Company’s Financial Statements of the 3rd Quarter of 2022; (ii) new corporative policies, in compliance with the PagoNxt Group’s guidelines; (iii) reelection of the members of the Company’s Audit Committee.

5.              RESOLUTIONS.

5.1.              Quarterly Financial Statements – 3rd quarter.

After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations, the Company’s quarterly financial statements pertaining to the 3rd quarter of 2022 presented by the Executive Board, which shall be officially disclosed to the market on November 8, 2022.

5.2.              New corporative policies.

After presentation carried out by the Company’s Executive Board, the Board of Directors approved, unanimously and without reservations, the following corporative policies: (i) Code of Ethics and Conduct; (ii) Business Continuity Policy; (iii) Operational Risk Management Policy; and (iv) Customer Relationship Policy.

5.3.              Reelection of the members of the Company’s Audit Committee.

The members of the Board of Directors, unanimously and without reservations, with the abstention of Mr. João Consiglio, approved the reelection of the following members of the Company’s Audit Committee for a term of office of one (1) year: Luiz Carlos Nannini, Brazilian, married, accountant, holder of the identity card RG no. 9.221.586-5 SSP/SP, enrolled with the CPF/ME under no. 038.563.538-95, as the Coordinator and technical member, pursuant to the Article 30, § 3º, of the Company’s bylaws and Article 9º, § 5º, of the Resolution no. 130/2021 issued by the Brazilian Central Bank; Antonio Melchiades Baldisera, Brazilian, married, retiree, holder of the identity card RG no. 6.061.355-5 SSP/SP, enrolled with the CPF/ME under no. 475.766.778-72; and João Guilherme de Andrade Só Consiglio, Brazilian, widower, holder of identity card RG no. 16.602.546-X SSP/SP, enrolled with the CPF/ME under no. 119.038.148-63, all of them with commercial address at Av. Pres. Juscelino Kubitschek, 2041 - cj 121, Bloco A, Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP.

The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in article 147, of the Corporate Law, as well as that they comply with the requirements established in Resolution 130/2021 from the Brazilian Central Bank. The members of the Audit Committee elected hereby will be invested in their respective positions by executing (a) a statement to the effect that they are not prevented from exercising the management of the Company by special law or by virtue of a criminal conviction, or under a punishment that, even temporarily, prohibits access to public office and that he has not been convicted of bankruptcy, malfeasance, bribery, concussion, embezzlement, or of crimes against the popular economy, against the national financial system, against antitrust rules, against consumer relations, public faith, or of property, and presented the documents evidencing compliance with the eligibility conditions provided for in articles 146 and 147 of the Brazilian Corporations Law; and (b) term of investiture, which shall be filed in the Company’s headquarters.

The resolutions taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.              CLOSURE: As there was nothing further to discuss, the meeting was closed and these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto, and Cassio Schmitt.

I certify that this excerpt is based in the minutes drawn up in the appropriate corporate book.

São Paulo, November 7, 2022.

______________________________
Daniela Mussolini Llorca Sanchez
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer and Investors Relations Officer